UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2006

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date: June 14, 2006	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

The communication below was distributed in the form of an email on behalf of Open Joint Stock Company “Vimpel-Communications” (VimpelCom) to certain institutional shareholders of VimpelCom.

“Dear Vimpel Communications ADR Holder,

For the upcoming Vimpel Communications (the “Company”) shareholder meeting, to be held on June 23, 2006 cumulative voting will be in effect for director elections. The process works as follows: regardless of the number of candidates nominated, the number of seats for the board remains fixed. The Board of Directors will consist of 9 members. The cumulative voting formula is the number of voteable shares multiplied by the number of available seats. Therefore, the number of director votes you have will equal the number of voteable shares that you hold multiplied by 9. (i.e. if you hold 100 shares, you will have 900 votes to distribute amongst the candidates as you see fit). If you do not allocate all of your shares on the proposal to elect directors, the unallocated shares will not be voted on this proposal, as VimpelCom will not be cumulating votes. You are responsible for manually cumulating and recording on the ballot you receive from the Company all of the voteable shares that you hold.

It is important to note that the ballot you receive from the Company is the only ballot that will assure that you can cumulate your votes for the directors you choose as it contains all of the nominees and does not permit votes to be cumulated by the Company according to its discretion. By voting on any other card (Altimo or Telenor) you are giving Altimo or Telenor the right to cumulate your votes for the directors they choose unless you specifically indicate otherwise on their card. Also, by voting on the Altimo or Telenor cards, you may revoke a previously submitted Company card. The only way to submit a vote on the Company card is to fill out the hard copy ballot(s) received from ADP with your control number on it and mail it to ADP in the enclosed return envelope received with the Company’s proxy materials. You cannot vote the Company’s card electronically or by phone.

In reviewing the ballot, please be aware that this year was the first time that minority public shareholders nominated a candidate for the Board of VimpelCom - David Haines. Mr. Haines is currently chairman of the Company’s board (elected in summer of 2005) and is currently CEO of Grohe (Germany). He has telecom industry experience as Vodafone’s global marketing director from 2000-2004. He also has worked in Russia and understands the country’s specifics and business environment. The remaining directors were nominated by Altimo and Telenor. More detailed information on those directors can be found in the proxy materials provided by Altimo and Telenor.

The Company’s management believes that truly independent members of the Board will best defend the rights and interests of minority shareholders and help management to do its job successfully without unnecessary obstruction. Please exercise your right to vote.

Please note that the vote cut-off for ADR holders to send their cards to ADP is Monday, June 19, 2006 at 10:00AM, New York time. To ensure your vote is properly represented, please submit your vote as soon as possible. If you need assistance voting your shares, please feel free to call Jevon Ewig directly at (212) 232-2224.”